Exhibit 16.1

March 3, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K/A dated March 3, 2014 and are in agreement with the statements contained in the second and third paragraphs of Item 4.01(a).  We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness in internal control over financial reporting, included in the second paragraph of Item 4.01(a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2012 financial statements.

/s/ Ernst & Young LLP